Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 13, 2017

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mosaic Acquisition Corp.

Registration Statement on Form S-1

Filed September 27, 2017

File No. 333-220667

Ladies and Gentlemen:

On behalf of our client, Mosaic Acquisition Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2017.

Amendment No. 1 reflects the response of the Company to a comment received from the Staff of the Commission (the “Staff”) in a letter from Mara L. Ransom, dated October 12, 2017.

The Company has asked us to convey the following as its response to the Staff:

Income Tax Considerations

Consequences of Domestication, page 178

1.	We note that you have amended your registration statement to disclose additional tax consequences to U.S. holders. Considering this disclosure and the other tax considerations discussed in this section, please provide a tax opinion consistent with Item 601(b)(8) of Regulation S-K, or tell us why you believe an opinion is not required.

Securities and Exchange Commission

October 13, 2017

Response to Comment 1

In response to the Staff’s comment, the Company has filed a tax opinion consistent with Item 601(b)(8) of Regulation S-K as Exhibit 8.1 to Amendment No. 1.

* * * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309 or Oliver Loxley at (212) 373-3692.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Gregg A. Noel, Esq.

Jonathan Ko, Esq.

            Skadden, Arps, Slate, Meagher & Flom LLP

Alexander D. Lynch, Esq.

            Weil, Gotshal & Manges LLP